

April 29, 2011

Robert B. Toth
Polypore International, Inc.
President and Chief Executive Officer
11430 North Community House Road, Suite 350
Charlotte, N.C. 28277

>   **Re: Polypore International, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed April 5, 2011**
>   **File No. 333-173313**

Dear Mr. Toth:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering the 7.875% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.   We note that you have not yet filed several exhibits, including the Form of Letter of Transmittal, Form of Notice of Guaranteed Delivery, Statement of Eligibility of Trustee on Form T-1 and the signed and dated legality opinion. Please file all exhibits to the registration statement and note that we will need sufficient time for our review of these documents.

Prospectus cover page

3.   Please revise your disclosure to state that the exchange notes will be guaranteed by certain subsidiary guarantors and further indicate whether the guarantees are joint and several and full and unconditional.

Table of contents, page i

4.   Please revise your disclosure by moving the last paragraph to the prospectus cover page.

Forward-Looking Statements, page ii

5.   Please be advised that the safe harbor for forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please revise the first sentence to delete references to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 22

Purpose of the exchange offer, page 22

6.   Please revise the first sentence of the third paragraph and the first paragraph on page 23 to state that the party acquiring securities in the exchange offer must also represent that it is not engaged in and does not intend to engage in a distribution of the exchange notes.

7.   Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

8.   As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Terms of the exchange offer, page 25

9.   We note the disclosure in the third paragraph indicating that you will return the
         unaccepted tender notes to the tendering holder "as promptly as practicable" after the
         expiration date. We also note similar disclosure in the third paragraph of the prior section
         on page 24. Rule 14e-1(c) requires that you return the old notes "promptly" upon
         expiration or termination of the offer, as applicable. Please revise here and throughout
         the document.

Terms and conditions of the letters of transmittal, page 27

Acceptance of original notes for exchange; Delivery of exchange notes, page 28

10.   We note your disclosure in the second paragraph that you will deliver exchange notes
         promptly after acceptance of the tendered notes. Please revise here and throughout your
         prospectus to state that you will issue the exchange notes after expiration of the offer
         rather than after acceptance. See Exchange Act Rule
         14e-1(c).

Conditions to the exchange offer, page 28

11.   We note that you will use "your judgment" with respect to the first two conditions listed
         on page 29. Please delete this phrase since the last sentence of this section provides an
         objective standard for the determination of whether a condition has been fulfilled.

Item 22. Undertakings, pages II-2

12.   Please delete the undertakings in clauses (a) and (b) and provide the undertakings
         required by Item 512(a) of Regulation S-K, as applicable.

Signatures, page II-3

13.   Please revise the corresponding signature pages of each subsidiary guarantor to provide
         appropriate signatures for the principal executive officer, principal financial officer, and
         controller or principal accounting officer. Please refer to Instruction 1 to the Signatures
         section of Form S-4.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chambre Malone at (202) 551-3262, or in her absence, me at (202) 551-3760 if you have any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Cristopher Greer, Esq. (via facsimile at (212) 728-9214)
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019